UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No.    )

Millennium Pharmaceuticals, Inc.
(Name of Subject Company)

Millennium Pharmaceuticals, Inc.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

599902 10 3
(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.
President and Chief Executive Officer
Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, Massachusetts 02139
(617) 679-7000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:

Exhibit A—Exhibit A is a joint press release, dated as of April 10, 2008, relating to the proposed acquisition of Millennium Pharmaceuticals, Inc. by Takeda America Holdings, Inc.

Exhibit B—Exhibit B is a list of frequently asked questions relating to the proposed acquisition distributed by Millennium Pharmaceuticals, Inc. and Takeda America Holdings, Inc. on April 10, 2008.

Exhibit C—Exhibit C is a letter from the President and Chief Executive Officer of Millennium Pharmaceuticals, Inc. distributed to employees of Millennium Pharmaceuticals, Inc. on April 10, 2008, relating to the proposed acquisition.

Exhibit D—Exhibit D is a press release, dated as of April 10, 2008, reporting the U.S. net sales of Millennium Pharmaceuticals Inc.'s VELCADE for the quarter ended March 31, 2008.

Exhibit E—Exhibit E is a notice to holders of 2.25% Convertible Senior Notes due November 15, 2011 of Millennium Pharmaceuticals, Inc. distributed by Millennium Pharmaceuticals, Inc. on April 10, 2008.

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Exhibit A

Investor Contacts: Seizo Masuda (Takeda) (011-81) 3-3278-2037 masuda_seizo@takeda.co.jp	Media Contacts: Matt Kuhn (Takeda) (224) 554-5609 mkuhn@tpna.com
Kyle Kuvalanka (Millennium) (617) 761-4734 kyle.kuvalanka@mpi.com	Karen Gobler (Millennium) 617) 444-1392 karen.gobler@mpi.com

TAKEDA TO ACQUIRE MILLENNIUM FOR US$25.00 PER SHARE IN AN ALL
CASH TENDER OFFER VALUED AT $8.8 BILLION

—Acquisition Accelerates Takeda's Vision of Becoming a Global Leader in Oncology—

        OSAKA, Japan, and CAMBRIDGE, Mass., USA, April 10, 2008—Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) today announced that they have entered into a definitive agreement pursuant to which Takeda will acquire Millennium for approximately $8.8 billion through a cash tender offer of $25.00 per share. The transaction was unanimously approved by the Boards of Directors of both companies. Upon completion of the acquisition, Millennium will become a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, and will continue operations in Cambridge, Massachusetts, as a standalone business unit. Millennium will be known as Millennium Pharmaceuticals, Inc., a Takeda Company.

        Millennium is a leading biopharmaceutical company. In the United States, Millennium markets VELCADE® (bortezomib) for Injection—a novel, market-leading oncology product approved in more than 85 countries. Millennium has an innovation-driven discovery and development organization, which is advancing a pipeline of novel product candidates in oncology and inflammation. This includes a potential therapy for inflammatory bowel disease (IBD), which is expected to enter Phase III clinical trials in late 2008/early 2009. Millennium reported total revenues of approximately $528 million for 2007.

        The acquisition of Millennium accelerates Takeda's vision of becoming a global leader in oncology with critical mass in the areas of oncology discovery, development, regulatory affairs and commercialization. Millennium and Takeda have complementary research, development and commercialization capabilities, which have the potential to create a powerful new drug development engine and accelerate the potential of an emerging drug pipeline.

        "Millennium greatly strengthens Takeda's global oncology portfolio, led by the flagship product VELCADE, and further enhances its pipeline with clinically differentiated, high-quality product candidates," said Yasuchika Hasegawa, President of Takeda Pharmaceutical Company Limited. "Takeda is committed to becoming a global leader in oncology by delivering novel therapies that improve the standards of care for patients. Millennium has strong discovery, development and commercial capabilities led by a well-established management team. We are pleased that Dr. Deborah Dunsire, Millennium President and Chief Executive Officer, and the current management team intend to continue to lead the Company. Our strong desire is to retain Millennium employees, who have created an entrepreneurial and innovative culture."

        "We are extremely proud of the commitment and passion of our employees, who have built this vibrant organization. We look forward to continued success as we join the Takeda Group," said Deborah Dunsire, M.D., President and Chief Executive Officer, Millennium. "Both companies share a common vision to develop breakthrough medicines for patients, become a global leader in oncology

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and expand the global reach of our IBD product candidates. We expect this transaction to help accelerate that vision and deliver tremendous value to patients, shareholders and our employees."

Key Strategic Benefits

        Takeda expects that the acquisition of Millennium will:

  •
  Provide access to a fully-integrated oncology discovery, development and commercial platform with a seasoned management team and talented employee base;

  •
  Add VELCADE, a growing and market-leading oncology product with near-term worldwide blockbuster potential;

  •
  Supply access to Millennium world-class drug discovery organization, including expertise in the novel research area of protein homeostasis;

  •
  Capitalize on Millennium proven drug development capabilities and regulatory expertise, which allowed the Company to bring VELCADE to market rapidly;

  •
  Leverage the Millennium experienced sales force, established relationships with oncology thought leaders and highly-regarded marketing capabilities to launch future products; and

  •
  Expand Takeda's global pipeline in GI, adding a novel anti-a4b7 antibody and an oral CCR9 inhibitor for the treatment of IBD.

Financial

        Takeda will finance the acquisition through cash on hand. There is no financing condition to the tender offer or second step merger.

        Takeda expects that the acquisition will enhance Takeda's earnings starting in the fiscal year ended March 2010 before transaction related amortization. The addition of Millennium will enhance Takeda's growth profile immediately.

Transaction Terms

        The acquisition is structured as an all cash tender offer for all of the outstanding shares of Millennium common stock, followed by a merger in which remaining shares of Millennium would be converted into the right to receive the same US$25.00 cash per share price paid in the tender offer.

        The transaction has been unanimously approved by the Boards of Directors of Millennium and Takeda.

        The transaction is subject to the tender of a majority of Millennium common stock on a fully diluted basis as well as other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the antitrust laws of applicable foreign jurisdictions. The transaction is expected to close in the second-quarter of 2008.

        Takeda America Holdings, Inc., which is wholly-owned by Takeda, has established Mahogany Acquisition Corp. as a wholly-owned subsidiary to effect the transaction. In the merger that follows completion of the tender offer, Mahogany Acquisition Corp. will be merged into Millennium, and the surviving entity will be an indirect wholly-owned subsidiary of Takeda.

Conference Call and Webcast Information

        Takeda will host a Japanese-language investors meeting in Japan on April 10 at 8:00 p.m. JST (7 a.m. EDT) and an investors conference call in English at 10:00 p.m. JST (9 a.m. EDT) to discuss the transaction. The phone number for the English conference call is 1-877-887-6076 and the participant

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PIN is 160938#. The conference call recording of both events will be available on Takeda's website at http://www.takeda.com within several days.

About Takeda

        Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com.

About Millennium

        Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Advisors

        UBS Investment Bank is acting as exclusive financial advisor and Edwards Angell Palmer & Dodge LLP is acting as legal advisor to Takeda. Goldman, Sachs & Co. is acting as exclusive financial advisor and WilmerHale is acting as legal advisor to Millennium.

Forward-Looking Statements

        This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Millennium stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Mahogany Acquisition Corp. and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

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Additional Information

        The tender offer for the outstanding common stock of Millennium referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp. intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.millennium.com.

# # #

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Exhibit B

Millennium Employee FAQ

1.     What did Millennium announce today?

  Today, we announced that Takeda Pharmaceutical Company Limited intends to acquire Millennium for $25.00 per share in an all cash tender offer. Following a successful tender offer and upon completion of a second step merger with a Takeda subsidiary, Millennium will become a standalone business unit and a wholly-owned subsidiary of Takeda. Upon close of the transaction, our name is expected to become "Millennium Pharmaceuticals, Inc., a Takeda Company." Additionally, Millennium's stock would cease trading on NASDAQ.

2.     How will this transaction affect Millennium employees?

  This transaction is about growth. Takeda has great respect for our talent and recognizes that it is the people of Millennium who have made this Company the success it is. Takeda has advised us that following the close of the transaction, it intends to retain all employees in good standing and continue building the business.

  Takeda has informed us that it intends to provide a retention bonus to all employees in good standing, who remain with the Company for at least one year following the close of the transaction.

3.     What will happen to Millennium?

  We will work to obtain the required regulatory approvals necessary to close this transaction in the second quarter of 2008. During this time, Millennium and Takeda will continue conducting their businesses as usual. Upon close of the transaction, we will work together to develop a strategy that builds global oncology leadership as effectively as possible and leverages access to the technologies and combined product portfolio we have in oncology.

4.     Who is Takeda?

  Takeda is a world-class pharmaceutical company committed to bringing superior drugs to the market that meet patients' unmet needs. Founded more than 225 years ago, Takeda is a leader in the global pharmaceutical community and the largest pharmaceutical company in Japan. Takeda maintains a global reach, operates wholly-owned subsidiaries in Europe and the United States, and markets diversified products throughout the world.

  Takeda believes partnerships create a platform where expertise is shared, allowing innovation and science to become life-saving products. Takeda is already partnering to address diabetes, sleep, oncology and cholesterol disorders.

5.     Why is Takeda acquiring Millennium?

  This transaction is about growth for both companies. The transaction is consistent with Takeda's vision of becoming a global leader in oncology with critical mass in oncology discovery, development, regulatory and commercial. Millennium brings to Takeda a leading oncology product in VELCADE® (bortezomib) for Injection, a pipeline of innovative oncology and inflammation product candidates, a proven research platform and a world-class organization.

  Additionally, Takeda has a strong GI franchise with Prevacid and a recently announced partnership in IBD expected to begin in the second quarter. This transaction will strengthen that franchise. The combined entity will have a portfolio of clinically differentiated product candidates and a strong reputation as a science-driven and patient-focused Company.

6.     Will my manager remain the same?

  Yes. Takeda acknowledges that the vibrancy and success of Millennium is a result of the great people we have here and the culture of innovation and execution we have built. Deborah will continue to lead the Company and the management team will remain the same.

7.     Will there be new opportunities for employees in terms of jobs and relocation? Will I be asked to relocate? Will I have the opportunity to relocate?

  Millennium employees are expected to remain where they are currently employed (whether in Cambridge or in the field). As is common in many global organizations, some qualified and interested employees may be eligible for new career opportunities in the broader Takeda company, if they become available.

8.     What happens to my current benefits and compensation? Stock options?

  Upon close, Takeda will accelerate and fully vest all options and restricted stock outstanding. This will be paid out to employees when the tender offer closes and the merger is completed. Takeda has also committed to maintain current salary and bonus targets as well as many other benefits for employees for one year, including the annual success sharing program, cash-based incentives, retirement plans, health and welfare benefits, vacation and other time-off benefits.

  Since future grants of stock options and restricted stock will not be practical, Takeda is designing a Long-Term Incentive Plan. We will update you again on this plan as finalized information becomes available.

  With respect to the equity that employees have been granted before today, vested shares of restricted stock may be tendered in the tender offer for cash and vested options may be exercised and tendered in the tender offer for cash. Immediately following the merger that will follow the closing of the tender offer, all outstanding and unvested options and restricted stock will become vested and will be cashed out by Takeda.

9.     Will there be a retention bonus? Who is eligible?

  Takeda has informed us that it intends to offer all employees in good standing the opportunity to participate in a retention bonus program. On Friday, your Management Team members and HR Partners will be meeting with individual groups to provide you with additional details.

10.   How does the transaction affect our partners? What about our supplier and manufacturing relationships?

  We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time as a result of a potential transaction. We are reaching out to all our stakeholders to assure them that business will continue as usual.

11.   What should I say if I'm asked about the transaction?

  As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, it is important that you please forward media calls to Karen Gobler at 617-444-1392 and investor calls to Kyle Kuvalanka at 617-761-4734. It is also important not to speculate on rumors around the office or on stories in the media.

  This transaction is about growth for both companies. We will operate as a standalone business unit and remain focused on VELCADE, the pipeline and patients.

12.   What are the next steps? How long before the transaction closes?

  Subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances, we expect the transaction to close in the second quarter of 2008.

13.   What will happen to our management team?

  The management team will remain the same, including Deborah, who will continue as CEO of Millennium and report directly to Takeda's President and CEO, Yasuchika Hasegawa.

14.   What can employees expect over the coming months?

  We expect the transaction to close in the second quarter of 2008 and we will update you as appropriate through our standard communications vehicles. From an operational standpoint, it is business as usual. It is important that we all remain focused on our objectives and continue working with the same level of passion and commitment that has created our success to date.

15.   If I have additional questions, who can I ask?

  We encourage you to speak with your manager, HR partner and any member of the management team. We will do our best to share information as it becomes available. Further information also may be found on the Portal.

Use of Forward-Looking Statements

        This material contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Employees, investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Millennium stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium's or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Takeda and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

        The tender offer for the outstanding common stock of Millennium referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Takeda intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Takeda will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at www.mlnm.com.

Exhibit C

Dear Colleagues:

        Today, we announced an agreement to be acquired by Takeda Pharmaceutical Company Limited for $25.00 per share in cash. Along with our Board of Directors, we believe that this presents important opportunities for our Company, the patients we serve and also creates additional value for our stockholders and employees. Both companies share a common vision to develop breakthrough medicines for patients, become a global leader in oncology and expand the global reach of our inflammatory bowel disease (IBD) product candidates.

        Takeda's intention is that we will operate as a standalone business unit. Takeda has advised us that it is committed to retaining our management team and all employees. That means that the structure of your department will stay the same and you can expect to continue seeing the same familiar faces around campus. Upon completion of the transaction, our name is expected to become "Millennium Pharmaceuticals, Inc., a Takeda Company" and we will cease trading on NASDAQ.

        Let me emphasize that you remain a critical priority. Takeda agrees that the vibrancy and success of Millennium is a result of the great people we have here, as well as the culture of innovation and execution we have built. Upon closing the transaction, Takeda intends to:

  •
  Retain all employees in good standing and continue building the business;

  •
  Provide a retention bonus to all employees in good standing, who remain with the Company for at least one year following the close of the transaction;

  •
  Keep the salary and bonus structure the same during this year and assess progress based on the goals set at the beginning of the year;

  •
  Keep many benefits the same for one year;

  •
  Fully vest and cash out all Millennium employee options and restricted stock; and

  •
  Communicate soon regarding the details and eligibility for employee participation in a Long-Term Incentive Plan that currently is being designed by Takeda.

        I will continue as CEO of Millennium and report directly to Yasuchika Hasegawa, President of Takeda. The members of the management team will remain in their current roles.

        Attached is a copy of today's press release announcing the transaction, a Frequently Asked Questions document and a fact sheet about Takeda. You will receive details about a department meeting to be held at 9:30 a.m. this morning. In addition, we will gather this afternoon at 3:00 p.m. at the Sheraton Boston for a Town Hall meeting and Q&A session to discuss today's events, the process moving forward and what it means for you. There will be ample time for your questions. You will receive an email invitation to this meeting and directions will be posted on the Portal.

        Through the end of next week, the management team will be hosting "open door" sessions for you to come in and ask questions. Your manager and HR partner will be available as well to answer any questions you prefer to discuss one-on-one.

        Please note that over the coming weeks, you may be contacted by members of the media, investors or other interested third parties regarding this transaction. Since it is important that we speak with one voice, please forward all media calls you may receive to Karen Gobler at 617-444-1392 and all investor calls you may receive to Kyle Kuvalanka at 617-761-4734.

        This agreement supports Takeda's vision of working together to build a world-leading oncology business and expand the global reach of our IBD product candidates. We are counting on you to focus on our objectives and continue working with the same level of passion and commitment you have demonstrated so consistently in the past. I am extremely proud of our progress and sincerely thank each of you for your hard work and dedication to bringing new medicines to patients with cancer and inflammatory diseases.

Best regards,

Deborah

Use of Forward-Looking Statements

        This material contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Employees, investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Millennium stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium's or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Takeda and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

        The tender offer for the outstanding common stock of Millennium referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Takeda intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Takeda will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Takeda at www.Takeda.com. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at www.mlnm.com.

Exhibit D

Contacts:
Kyle Kuvalanka (investors)	Lisa Adler (media)
(617) 761-4734	(617) 444-3285

MILLENNIUM ANNOUNCES VELCADE® (BORTEZOMIB) FOR INJECTION
FIRST-QUARTER 2008 U.S. NET SALES

—Strong U.S. sales growth to $83.5 million, up 13 percent over fourth-quarter 2007 and
42 percent over first-quarter 2007—

CAMBRIDGE, Mass., April 10, 2008—Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) today announced first-quarter 2008 U.S. net sales of $83.5 million for its flagship product VELCADE, the global market leader for the treatment of patients with relapsed multiple myeloma. These results represent a 13 percent increase over fourth-quarter 2007 and a 42 percent increase over the first-quarter 2007, significantly exceeding the U.S. Wall Street analyst consensus estimate.

"VELCADE sales continue to strengthen, driven primarily by greater use in patients with relapsed multiple myeloma," said Deborah Dunsire, M.D., President and Chief Executive Officer, Millennium. "We expect to see further sales acceleration should the FDA approve VELCADE for, and after we begin to promote for use in patients with, newly diagnosed multiple myeloma. The FDA decision date is June 20, 2008. We believe an approval could potentially double the number of patients with multiple myeloma eligible to benefit from VELCADE."

About VELCADE

        VELCADE is being co-developed by Millennium Pharmaceuticals, Inc. and Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (J&JPRD). Millennium is responsible for commercialization of VELCADE in the U.S. and Janssen-Cilag is responsible for commercialization in Europe and the rest of the world. Janssen Pharmaceutical K.K. is responsible for commercialization in Japan. For a limited period of time, Millennium and Ortho Biotech Inc. are co-promoting VELCADE in the U.S. VELCADE is approved in over 85 countries worldwide. More than 85,000 patients have been treated with VELCADE globally.

        In the U.S., VELCADE is indicated for the treatment of patients with multiple myeloma who have received at least one prior therapy. VELCADE is also indicated for the treatment of patients with mantle cell lymphoma who have received at least one prior therapy. VELCADE is contraindicated in patients with hypersensitivity to bortezomib, boron, or mannitol. VELCADE should be administered under the supervision of a physician experienced in the use of antineoplastic therapy. In the European Union and many other countries worldwide, VELCADE is approved for patients with multiple myeloma after first relapse.

        Risks associated with VELCADE therapy include new or worsening peripheral neuropathy, hypotension observed throughout therapy, cardiac and pulmonary disorders, gastrointestinal adverse events, thrombocytopenia, neutropenia and tumor lysis syndrome. Women of childbearing potential should avoid becoming pregnant while being treated with VELCADE. Cases of severe sensory and motor peripheral neuropathy have been reported. The long-term outcome of peripheral neuropathy has not been studied in mantle cell lymphoma. Acute development or exacerbation of congestive heart failure, and/or new onset of decreased left ventricular ejection fraction has been reported, including reports in patients with few or no risk factors for decreased left ventricular ejection fraction. There have been rare reports of acute diffuse infiltrative pulmonary disease of unknown etiology such as pneumonitis, interstitial pneumonia, lung infiltration and Acute Respiratory Distress Syndrome in patients receiving VELCADE. Some of these events have been fatal. A higher proportion of these events have been reported in Japan. There have been rare reports of Reversible Posterior Leukoencephalopathy Syndrome (RPLS) in patients receiving VELCADE. RPLS is a rare, reversible, neurological disorder which can present with seizure, hypertension, headache, lethargy, confusion, blindness, and other visual and neurological disturbances. VELCADE is associated with thrombocytopenia and neutropenia. There have been reports of gastrointestinal and intracerebral hemorrhage in association with VELCADE. Transfusions may be considered. Complete blood counts (CBC) should be frequently monitored during treatment with VELCADE. Rare cases of acute liver failure have been reported in patients receiving multiple concomitant medications and with serious underlying medical conditions.

        Integrated Safety Data:    Safety data from Phase 2 and 3 studies of single-agent VELCADE 1.3 mg/m2/dose twice weekly for 2 weeks followed by a 10-day rest period in 1163 patients with multiple myeloma (N=1008) and mantle cell lymphoma (N=155) were integrated and tabulated. In these studies, the safety profile of VELCADE was similar in patients with multiple myeloma and mantle cell lymphoma. In the integrated analysis, the most commonly reported adverse events were asthenic conditions (including fatigue, malaise, and weakness) (64%), nausea (55%), diarrhea (52%), constipation (41%), peripheral neuropathy NEC (including peripheral sensory neuropathy and peripheral neuropathy aggravated) (39%), thrombocytopenia and appetite decreased (including anorexia) (each 36%), pyrexia (34%), vomiting (33%), and anemia (29%). Twenty percent (20%) of patients experienced at least 1 episode of ≥Grade 4 toxicity, most commonly thrombocytopenia (5%) and neutropenia (3%). A total of 50% of patients experienced serious adverse events (SAEs) during the studies. The most commonly reported SAEs included pneumonia (7%), pyrexia (6%), diarrhea (5%), vomiting (4%), and nausea, dehydration, dyspnea and thrombocytopenia (each 3%). Adverse events thought by the investigator to be drug-related and leading to discontinuation occurred in 22% of patients. The reasons for discontinuation included peripheral neuropathy (8%), asthenic conditions (3%) and thrombocytopenia and diarrhea (each 2%). In total, 2% of the patients died and the cause of death was considered by the investigator to be possibly related to study drug: including reports of cardiac arrest, congestive heart failure, respiratory failure, renal failure, pneumonia and sepsis. This integrated analysis does not include the Phase 3, VELCADE plus DOXIL study.

        For more information about VELCADE clinical trials, patients and physicians can contact the Millennium Medical Product Information Department at 1-866-VELCADE (1-866-835-2233).

        Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium's research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Millennium's website is www.millennium.com. Millennium has announced that it has entered into an Agreement and Plan of Merger, dated as of April 10, 2008, with Takeda America Holdings, Inc., a New York corporation ("Takeda"), and Mahogany Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Takeda ("Merger Sub"), pursuant to which Merger Sub will make a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of Millennium common stock, and Millennium will become a wholly-owned subsidiary of Takeda.

Use of Forward-Looking Statements

        This material contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-

2

looking statements, including: statements regarding the Company's growth, future operating results, discovery, development of products and strategic alliances; statements regarding the potential number of patients eligible to benefit from VELCADE; statements regarding the merger agreement between Millennium and Takeda; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Employees, investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause Millennium's results to differ from expectations include: adverse results in its drug discovery and clinical development programs; failure to obtain patent protection for its discoveries; commercial limitations imposed by patents owned or controlled by third parties; Millennium's dependence upon strategic alliance partners to develop and commercialize products and services based on its work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from its development efforts; product withdrawals; competitive factors; difficulties or delays in manufacturing Millennium's products; government and third-party reimbursement rates; the commercial success of VELCADE and INTEGRILIN® (eptifibatide) Injection; achieving revenue consistent with internal forecasts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; uncertainties as to the timing of the transactions contemplated by the merger agreement; uncertainties as to how many of the Millennium's stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; the effects of disruption from the transactions making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium's or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Merger Sub and Takeda and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium, Takeda nor Merger Sub undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

        The tender offer for the outstanding common stock of Millennium referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Takeda intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Takeda will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at www.millennium.com.

# # #

        Editors' Note: This press release is also available under the Media section of the Company's website at: www.millennium.com.

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Exhibit E

Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, Massachusetts 02139

April 10, 2008

To Holders of 2.25% Convertible Senior Notes due November 15, 2011 of Millennium Pharmaceuticals, Inc.

  Re:
  Notice of Conversion Right

Dear Noteholder:

        Pursuant to Section 10.01(e) and Section 10.01(f) of the Indenture, dated as of November 15, 2006, between Millennium Pharmaceuticals, Inc. (the "Company") and U.S. Bank National Association, as Trustee (the "Indenture"), the Company hereby notifies you that, on April 10, 2008, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Takeda America Holdings, Inc., a New York corporation ("Parent"), and Mahogany Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub").

        Capitalized terms used but not otherwise defined herein shall have their respective meanings set forth in the Indenture.

        Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof:

  •
  Merger Sub will commence a tender offer (the "Offer") to acquire all of the issued and outstanding shares of common stock of the Company (the "Common Stock") at a price per share of $25.00, net to the holder in cash (the "Offer Price"), subject to any required withholding of taxes; and

  •
  following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger") and the Company will become a wholly-owned subsidiary of Parent. In the Merger, the shares of Common Stock remaining outstanding following the consummation of the Offer, other than shares held by Parent or its subsidiaries or by stockholders who have properly exercised their appraisal rights under Delaware law, will be converted into the right to receive an amount in cash equal to the Offer Price.

        The Offer is anticipated to be commenced within five business days after the date of the Merger Agreement. It will remain open for a minimum of 20 business days, but may be extended under specified circumstances.

        Closing of the Offer will constitute both a Change in Control and a Make-Whole Change in Control under the terms of the Indenture. As a result, the Notes are currently convertible at a Conversion Rate of 64.6465 shares of Common Stock per $1,000 principal amount of Notes (which is equal to a Conversion Price of approximately $15.47 per share of Common Stock). If converted "in connection with" a Make-Whole Change in Control, the Conversion Rate of the Notes will increase. The Company will calculate the increase in the Conversion Rate and provide notice to the Noteholders of such increase upon the closing of the Offer. A conversion of the Notes will be deemed to be in connection with a Make-Whole Change in Control, and the Conversion Rate of the Notes will increase, only if the Notes are converted on or after the date of the closing of the Offer and on or before the business day immediately prior to a date to be specified by the Company that is not less than 20 days or more than 35 days after the date the Company notifies the Noteholders of the closing of the Offer.

        The tender offer for the outstanding common stock of the Company referred to in this notice has not yet commenced. This notice is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company's common stock will be made pursuant to an offer to purchase and related materials that Parent intends to file with the U.S.

Securities and Exchange Commission. At the time the tender offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of the Company. In addition, all of these materials (and all other materials filed by the Company with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by the Company at www.millennium.com.

        If you have any additional questions about the impact of the transactions contemplated by the Merger Agreement on your outstanding Notes, please contact Todd Shegog, Vice President and Treasurer of the Company, at 617-679-7202, or by email at shegog@mpi.com.

Sincerely,
/s/ TODD SHEGOG Todd Shegog Vice President and Treasurer
cc:
Raymond Haverstock, U.S. Bank National Association